UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 17)
Nobel Learning Communities, Inc.

(Name of Issuer)
Common Stock, $0.001 par value per share

(Title of Class of Securities)
654889104

(CUSIP Number)
Mark A. Stegemoeller
Latham & Watkins LLP
355 South Grand Avenue
Los Angeles, California 90071
(213) 485-1234

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
September 22, 2008

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: ☐.

SCHEDULE 13D
CUSIP No.	654889104		Page	2	of	17

1	NAME OF REPORTING PERSON Knowledge Learning Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER

0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.0%

14	TYPE OF REPORTING PERSON

CO

     This Amendment No. 17 to the Schedule 13D (“Amendment No. 17”) relating to Nobel Learning Communities, Inc., a Delaware corporation (the “Company”), is being filed on behalf of the undersigned to amend the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on January 14, 1998, as amended (as amended, the “Schedule 13D”).
     This Amendment No. 17 to the Schedule 13D is being filed, among other things, to add Knowledge Learning Corporation, a Delaware corporation, as a Reporting Person.
     Capitalized terms used and not defined herein have the same meaning as in the Schedule 13D. Except as specifically provided herein, this Amendment No. 17 does not modify any of the information previously reported on the Schedule 13D.
Item 2. Identity and Background.
     The information in Item 2 is hereby amended and supplemented in relevant part by adding the following thereto:
     Knowledge Learning Corporation, a Delaware corporation (“KLC”), is an indirect wholly owned subsidiary of Knowledge Universe Education, L.P., a Cayman Islands exempted limited partnership (“KUE”). The general partner of KUE is KUE Management, Inc., a Cayman Islands exempted company (“KUE Management”). KUE Management is controlled directly and indirectly by Knowledge Universe Holdings LLC, a Delaware limited liability company (“KUH”). The persons ultimately in control of KLC, KUE, KUE Management and KUH are Lowell J. Milken and Michael R. Milken. KLC, KUE, KUE Management and KUH are sometimes collectively referred to herein as the “KUE Entities.”
     The principal business of KLC is early childhood education. The Board of Directors of KLC consists of Felicia Thornton, Elanna Yalow, Adam Cohn, Ralph Finerman and Stanley E. Maron. The executive officers of KLC are: Felicia Thornton, Chair and Chief Executive Officer, Jay Muskovich, Executive Vice President and Chief Financial Officer, and John Sims, Executive Vice President and General Counsel. Such positions are their principal occupations. The address of the principal business and principal office of KLC and each of its executive officers named above is 650 NE Holladay Street, Suite 1400, Portland, OR 97232.
     The principal business of KUE is to engage in for-profit activities involving the education field. The address of the principal business and principal office of KUE is 1250 Fourth Street, Santa Monica, CA 90401.
     The principal business of KUE Management is to serve as general partner of KUE. The address of the principal business and principal office of KUE Management is 1250 Fourth Street, Santa Monica, CA 90401.
     The principal business of KUH is to hold, directly and indirectly, interests in KUE Management and KUE. The address of the principal business and principal office of KUH is 1250 Fourth Street, Santa Monica, CA 90401.
     Elanna Yalow is a member of the Board of Directors of KLC. The principal business of Elanna Yalow is to serve as Vice Chair of KLC. The address of the principal

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business and principal office of Elanna Yalow is 650 NE Holladay Street, Suite 1400, Portland, OR 97232.
     Adam Cohn is a member of the Board of Directors of KLC. The principal business of Adam Cohn is to serve as Senior Vice President, Business Development of KUE Management. The address of the principal business and principal office of Adam Cohn is 1244 Fourth Street, Santa Monica, CA 90401.
     Ralph Finerman is a member of the Board of Directors of KLC. The principal business of Ralph Finerman is to serve as President of RFG Financial Group, Inc. The principal business of RFG Financial Group, Inc. is financial consulting. The address of the principal business and principal office of Ralph Finerman and RFG Financial Group, Inc. is 1250 Fourth Street, Santa Monica, CA 90401.
     Stanley E. Maron is a member of the Board of Directors of KLC. The principal business of Stanley E. Maron is as an attorney with the law firm of Maron & Sandler. The principal business of Maron & Sandler is a law firm. The address of the principal business and principal office of Stanley E. Maron and Maron & Sandler is 1250 Fourth Street, Santa Monica, CA 90401.
     During the last five years, none of the KUE Entities or any of the executive officers or directors of KLC has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.
Item 4. Purpose of the Transaction.
     The information in Item 4 is hereby amended and supplemented in relevant part by adding the following thereto:
     On September 22, 2008, KLC communicated a proposal to acquire all of the outstanding Common Stock of the Company for $17.00 per share in a letter from Felicia Thornton, Chair and Chief Executive Officer of KLC, to Therese Kreig Crane, Ed. D., Chairperson of the Company, and George H. Bernstein, Chief Executive Officer of the Company. The full text of the proposal letter delivered to Dr. Crane and Mr. Bernstein is attached to this Amendment 17 as Exhibit 2, and is incorporated herein by reference. There can be no assurance that any transaction will occur on the terms set forth in the proposal letter or that a transaction will occur at all.
     On September 22, 2008, KLC issued a press release describing the proposal described above to acquire all of the outstanding Common Stock of the Company. The full text of the press release is attached to this Amendment 17 as Exhibit 3, and is incorporated herein by reference.
     The Reporting Persons may from time to time, subject to the continuing evaluation of the factors discussed herein or such other factors as they deem appropriate in their

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sole discretion, take such actions with respect to the Company and its Common Stock as they deem appropriate, including, without limitation, (i) acquiring additional Common Stock or other securities of the Company in the open market or in privately negotiated transactions, or by tender offer, exchange offer or otherwise, (ii) retaining or selling all or a portion of the Common Stock or other securities of the Company held by the Reporting Persons in the open market or in privately negotiated transactions; (iii) proposing a transaction that would result in a merger, reorganization, liquidation or change in control of the Company or a sale or transfer of assets of the Company, which could result in the Reporting Persons controlling a significantly larger portion, a majority of or all of the equity of the Company and which could cause the Common Stock of the Company to be delisted or ceased to be authorized to be quoted on applicable securities exchanges or inter-dealer quotation systems and/or become eligible for termination of registration, or (iv) seeking representation on the Board of Directors of the Company (including majority representation) or proposing other changes to the present Board of Directors or management of the Company. The Reporting Persons may engage in conversations with other stockholders and/or the Company concerning such opportunities. The foregoing actions could result in the Reporting Persons participating in the management of, and the formulation, determination and direction of basic business decisions and policies of, the Company. Any such actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the availability of Common Stock of the Company for purchase and the price levels of such shares, general market and economic conditions, on-going evaluation of the Company’s business, financial condition, operations and prospects, the relative attractiveness of alternative business and investments opportunities, the actions of the management and the Board of Directors of the Company, and other future developments.
     Although the foregoing reflects activities presently contemplated by the Reporting Persons with respect to the Company, the foregoing is subject to change at any time. Except as set forth above, the Reporting Persons do not have any present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Issuer.
     The information in Item 5 is hereby amended and supplemented in relevant part by adding the following thereto:
     None of the KUE Entities or any of the executive officers or directors of KLC is the direct or indirect beneficial owner of any shares of Common Stock of the Company, and none of such persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Common Stock covered by the Schedule 13D. A wholly owned subsidiary of KUE owns an equity interest in Blesbok, but does not directly or indirectly have or share voting or investment power over any of the shares of Common Stock of the Company held by Blesbok.
     Except as described in the Schedule 13D, none of the Reporting Persons has effected any transaction in the Common Stock of the Company during the past 60 days.
Item 7. Material Exhibits to be Filed.

Exhibit 1:	Joint Filing Agreement, dated as of September 22, 2008

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Exhibit 2:	Letter from Knowledge Learning Corporation to the Board of Directors of Nobel Learning Communities, Inc.

Exhibit 3:	Press Release, dated September 22, 2008
[Signature Page Follows]

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SIGNATURES
     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

KNOWLEDGE LEARNING CORPORATION,
a Delaware corporation

/s/ John Sims By: John Sims
Its: Executive Vice President and General Counsel

ET HOLDINGS, L.L.C.,
a Delaware limited liability company

/s/ Stanley E. Maron

By: Stanley E. Maron
Its: Secretary

HAMPSTEAD ASSOCIATES, L.L.C.,
a Delaware limited liability company

By: RIDGEVIEW ASSOCIATES, LLC,
a California limited liability company
Its: Manager

/s/ Michael R. Milken

By: Michael R. Milken
Its: Manager

BLESBOK LLC,
a Delaware limited liability company

/s/ Stanley E. Maron

By: Stanley E. Maron
Its: Secretary

RIDGEVIEW ASSOCIATES, LLC,
a California limited liability company

/s/ Michael R. Milken

By: Michael R. Milken
Its: Manager

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/s/ Michael R. Milken

Michael R. Milken,
an individual

/s/ Lowell J. Milken

Lowell J. Milken,
an individual

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Exhibit Index

Exhibit 1:	Joint Filing Agreement, dated as of September 22, 2008

Exhibit 2:	Letter from Knowledge Learning Corporation to the Board of Directors of Nobel Learning Communities, Inc.

Exhibit 3:	Press Release, dated September 22, 2008

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Exhibit 1
JOINT FILING AGREEMENT
     In accordance with Rule 13d-1(k)(1) of the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Schedule 13D (including any and all amendments thereto) with respect to the Common Stock of Nobel Learning Communities, Inc., and further agree that this Agreement shall be included as an Exhibit to such joint filings.
     The undersigned further agree that each party hereto is responsible for timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided that no party is responsible for the completeness or accuracy of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.
     This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original instrument, but all of such counterparts together shall constitute but one agreement.
     In evidence thereof the undersigned, being duly authorized, hereby execute this Agreement this 22nd day of September, 2008.

KNOWLEDGE LEARNING CORPORATION, a Delaware corporation

/s/ John Sims
By: John Sims
Its: Executive Vice President and General Counsel

ET HOLDINGS, L.L.C.,
a Delaware limited liability company

/s/ Stanley E. Maron
By: Stanley E. Maron
Its: Secretary

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HAMPSTEAD ASSOCIATES, L.L.C.,
a Delaware limited liability company

By: RIDGEVIEW ASSOCIATES, LLC,
a California limited liability company
Its: Manager

/s/ Michael R. Milken
By: Michael R. Milken
Its: Manager

BLESBOK LLC, a Delaware limited liability company

/s/ Stanley E. Maron
By: Stanley E. Maron
Its: Secretary

RIDGEVIEW ASSOCIATES, LLC,
a California limited liability company

/s/ Michael R. Milken
By: Michael R. Milken
Its: Manager

/s/ Michael R. Milken
Michael R. Milken,
an individual

/s/ Lowell J. Milken
Lowell J. Milken,
an individual

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Exhibit 2
September 22, 2008
Board of Directors
Nobel Learning Communities, Inc.
1615 West Chester Pike, Suite 200
West Chester, PA 19382

Attn:	Therese Kreig Crane, Ed.D.
George H. Bernstein, Chief Executive Officer
Dear Members of the Board:
On behalf of Knowledge Learning Corporation (KLC), I am writing to express our interest in pursuing a strategic business combination of our two companies. We believe that we are uniquely positioned to make a highly attractive offer to Nobel, its shareholders and employees.
KLC is the largest operator of early childhood education in the United States, with over 1,800 KinderCare/Knowledge Beginnings community and Childrens’ Creative Learning Centers (“CCLC”) corporate centers in 38 states serving over 200,000 students. We also offer KLC School Partnership before and after school programs at an additional 500 locations serving 50,000 students. Our exclusive national Learning Adventures enrichment programs offer children the opportunity to excel in the areas of phonics, reading, math, Spanish, music and fitness. CCLC was acquired in March 2007 and has grown from 20 to over 100 centers under the leadership of its founders, who have continued to lead the company. CCLC offers a customized onsite or adjacent site childcare solution for corporations with a dedicated operations team committed to meeting the needs of clients and families.
Our parent company, Knowledge Universe Education (KUE), is a global education company. KUE is a leading provider of early childhood education, curriculum enrichment programs and teacher training in Singapore, serving approximately 4,500 students. KUE also owns leading on-line education companies around the world with an extensive offering K-12, including Global Scholar, interacting with over 3.5 million students on its proprietary platform. KLC and its affiliates employ nearly 50,000 employees. KLC and KUE have a long standing commitment to building best in class curriculum for all of our business lines. We have made and continue to make substantial investments in our people at all levels (teachers, center directors, district, region and division leadership, and our corporate team). We also invest heavily in our content and programs.
We believe this combination will be compelling to Nobel’s management and employees. KLC and KUE offer multiple career opportunities on a world-wide basis for Nobel’s management and employees. KLC also has the financial resources to provide an accelerated growth platform for Nobel’s businesses, both domestically and internationally. In light of the challenging industry

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conditions for enrollments, our substantial network of centers will provide an unparalleled source of feeder schools under your cluster concept for both your current and future schools. Our passion and commitment to assuring children’s success in the 21st century economy are aligned and a combination of our companies would benefit all of our students and their families.
KLC is prepared to pursue a transaction to acquire all of the outstanding shares of Nobel’s common stock for $17.00 per share in cash. Our proposal represents a substantial 33.4% premium over Nobel’s closing stock price on September 19, 2008, the last trading day preceding this proposal. We believe this offer represents a significant opportunity for Nobel’s shareholders and we are prepared to pay this substantial premium over market because we think there is an excellent fit between the businesses of Nobel and KLC.
Our proposed transaction would not be subject to a financing condition or other material contingencies. We already have available the funds needed to complete the transaction. Our proposal would be subject to the execution of a definitive merger agreement, containing customary terms, representations and conditions, including expiration of any HSR waiting period and removal of obstacles under Nobel’s recently adopted rights plan. Our proposal assumes that other than as described in Nobel’s most recent Form 10-K, there are no shares or options outstanding or other outstanding securities or interests convertible into Nobel shares.
We believe that Nobel’s stockholders, management and employees are best served by prompt action, particularly in light of the substantial premium we are prepared to pay with no condition for financing. We are prepared to quickly move forward to negotiate a definitive merger agreement and voting agreements with certain of Nobel’s significant stockholders. We have spoken with principals of Blesbok LLC, Nobel’s largest stockholder, who have been investors in Nobel for over ten years, and they are fully supportive of our proposal.
As required by U.S. securities laws, a Schedule 13D amendment is being filed describing our proposal and attaching this letter.
We would like to hear back from you about this proposal promptly. We hope to avoid an overly prolonged process that could distract or hurt both our companies, their employees and stockholders. We believe our proposal values Nobel fairly and fully. To demonstrate this, we are prepared to agree in a merger agreement to reasonable “go-shop” provisions allowing Nobel to both solicit and negotiate with other potential buyers for a specified period post-signing.
We are confident that a combination of our businesses will benefit the shareholders and employees of both our companies. We look forward to working with you, as promptly as practicable, to conclude a transaction that will bring about that result.

Sincerely,

/s/ Felicia Thornton

Felicia Thornton
Chair and CEO, Knowledge Learning Corporation

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Exhibit 3

For Immediate Release	Media Contact:	Lev Janashvili
Waggener Edstrom
(212) 551-4819
ljanashvili@waggeneredstrom.com
Knowledge Learning Corporation Proposes Strategic
Acquisition of Nobel Learning Communities, Inc.
for $17.00 per share
•	33.4 percent premium to current trading price for Nobel shareholders;

•	Combined entity would create a broad range of educational offerings for children ages six weeks through the eighth grade.
PORTLAND, Ore., September 22, 2008 — Knowledge Learning Corporation (KLC), the nation’s leading private provider of early childhood education and care, today announced that it has made a proposal to the Nobel Learning Communities, Inc. (Nasdaq: NLCI), Board of Directors to acquire all the outstanding shares of Nobel common stock for per share consideration of $17.00 (approximately $186 million). The offer represents a 33.4 percent premium above the closing price of Nobel common stock on September 19, 2008.
“In light of the challenging industry conditions for enrollments, our substantial network of centers would provide an unparalleled source of feeder schools for Nobel’s current and future schools and our financial resources will provide an accelerated growth platform for Nobel’s businesses, both domestically and internationally, “ said Felicia Thornton Chair and CEO of KLC. “In addition, we believe our offer to combine these two leading companies through this strategic acquisition will provide multiple career opportunities for Nobel’s management and employees.”

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KLC is committed to working closely with Nobel management and its Board of Directors as they, along with Nobel shareholders, evaluate this compelling proposal.
Below is the text of the letter that KLC sent to Nobel’s Board of Directors:
September 22, 2008
Board of Directors
Nobel Learning Communities, Inc.
1615 West Chester Pike, Suite 200
West Chester, PA 19382

Attn:	Therese Kreig Crane, Ed.D.
George H. Bernstein, Chief Executive Officer
Dear Members of the Board:
On behalf of Knowledge Learning Corporation (KLC), I am writing to express our interest in pursuing a strategic business combination of our two companies. We believe that we are uniquely positioned to make a highly attractive offer to Nobel, its shareholders and employees.
KLC is the largest operator of early childhood education in the United States, with over 1,800 Kindercare/Knowledge Beginnings community and Childrens Creative Learning Centers (“CCLC”) corporate centers in 38 states serving over 200,000 students. We also offer KLC School Partnership before and after school programs at an additional 500 locations serving 50,000 students. Our exclusive national Learning Adventures enrichment programs offer children the opportunity to excel in the areas of phonics, reading, math, Spanish, music and fitness. CCLC was acquired in March 2007 and has grown from 20 to over 100 centers under the leadership of its founders, who have continued to lead the company. CCLC offers a customized onsite or adjacent site childcare solution for corporations with a dedicated operations team committed to meeting the needs of clients and families.
Our parent company, Knowledge Universe Education (KUE), is a global education company. KUE is a leading provider of early childhood education, curriculum enrichment programs and teacher training in Singapore, serving approximately 4,500 students. KUE also owns leading on-line education companies around the world with

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an extensive offering K-12, including Global Scholar, interacting with over 3.5 million students on its proprietary platform. KLC and its affiliates employ nearly 50,000 employees. KLC and KUE have a long standing commitment to building best in class curriculum for all of our business lines. We have made and continue to make substantial investments in our people at all levels (teachers, center directors, district, region and division leadership, and our corporate team). We also invest heavily in our content and programs.
We believe this combination will be compelling to Nobel’s management and employees. KLC and KUE offer multiple career opportunities on a world-wide basis for Nobel’s management and employees. KLC also has the financial resources to provide an accelerated growth platform for Nobel’s businesses, both domestically and internationally. In light of the challenging industry conditions for enrollments, our substantial network of centers will provide an unparalleled source of feeder schools under your cluster concept for both your current and future schools. Our passion and commitment to assuring children’s success in the 21st century economy are aligned and a combination of our companies would benefit all of our students and their families.
KLC is prepared to pursue a transaction to acquire all of the outstanding shares of Nobel’s common stock for $17.00 per share in cash. Our proposal represents a substantial 33.4% premium over Nobel’s closing stock price on September 19, 2008, the last trading day preceding this proposal. We believe this offer represents a significant opportunity for Nobel’s shareholders and we are prepared to pay this substantial premium over market because we think there is an excellent fit between the businesses of Nobel and KLC.
Our proposed transaction would not be subject to a financing condition or other material contingencies. We already have available the funds needed to complete the transaction. Our proposal would be subject to the execution of a definitive merger agreement, containing customary terms, representations and conditions, including expiration of any HSR waiting period and removal of obstacles under Nobel’s recently adopted rights plan. Our proposal assumes that other than as described in Nobel’s most recent Form 10-K, there are no shares or options outstanding or other outstanding securities or interests convertible into Nobel shares.
We believe that Nobel’s stockholders, management and employees are best served by prompt action, particularly in light of the substantial premium we are prepared to pay with no condition for financing. We are prepared to quickly move forward to negotiate a definitive merger agreement and voting agreements with certain of Nobel’s significant stockholders. We have spoken with principals of Blesbok LLC, Nobel’s largest stockholder, who have been investors in Nobel for over ten years, and they are fully supportive of our proposal.
As required by U.S. securities laws, a Schedule 13D amendment is being filed describing our proposal and attaching this letter.

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We would like to hear back from you about this proposal promptly. We hope to avoid an overly prolonged process that could distract or hurt both our companies, their employees and stockholders. We believe our proposal values Nobel fairly and fully. To demonstrate this, we are prepared to agree in a merger agreement to reasonable “go-shop” provisions allowing Nobel to both solicit and negotiate with other potential buyers for a specified period post-signing.
We are confident that a combination of our businesses will benefit the shareholders and employees of both our companies. We look forward to working with you, as promptly as practicable, to conclude a transaction that will bring about that result.
Sincerely,
/s/ Felicia Thornton
Felicia Thornton
Chair and CEO, Knowledge Learning Corporation
About Knowledge Learning Corporation

Knowledge Learning Corporation is a leading national early childhood and school-age education and care company, serving more than 250,000 children in the United States and the District of Columbia.
Knowledge Learning Corporation’s business lines include early childhood education and care operating under the KinderCare Learning Centers, Knowledge Beginnings, CCLC brands as the nation’s leading private provider of early childhood education and care through approximately 1,800 community-based centers and employer partnerships; KLC School Partnerships, a leading provider of pre-K-12 supplemental educational solutions, operating more than 600 programs nationwide across core offerings including Champions before- and after-school programs, summer camps and academic science programs; and affiliated with KC Distance Learning, a leading provider of online learning solutions to school districts and online high school courses directly to families through Keystone National High School, the nation’s largest online high school. For more information, visit www.knowledgelearning.com.
About Nobel Learning Communities, Inc.

Nobel Learning Communities, Inc. is a national network of 178 nonsectarian private schools, including preschools, elementary schools, and middle schools in 15 states across the nation. Nobel Learning Communities provides high quality private education, with small class sizes, caring and skilled teachers, and attention to individual learning styles. Nobel Learning Communities also offers an array of supplemental educational services, including before- and after-school programs, the Camp Zone® summer program, learning support programs, and specialty high schools. For more information on Nobel Learning Communities, please visit http://www.nobellearning.com.
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